SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series II Notes in a principal amount of CLP 31,502,600,000, due 2020.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on February 6, 2020, will start the payment of the first installment of interests related to its Series II Notes issued on August 6, 2019.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 6, 2020
Number of service to be paid:	First installment of interests.
Period comprised by the payment:	August 6, 2019 / February 6, 2020
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollar) at the applicable exchange rate.
Denomination Currency:	Chilean Peso (CLP)
Capital Outstanding:	CLP 31,502,600,000
Annual Nominal Interest:	10.50%
Interest being paid:	5.293150684927%
Amount of interest being paid:	CLP 1,667,480,087.67

Interests will be paid to the people at whose name the Notes were registered as of February 5, 2020 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

January 30, 2020	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets